SUB-ITEM 77E:  LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

Since October 2003, Federated and related en tities (collectively, "Federated"), and various
Federated funds ("Funds"), have been named as
 defendants in several class action lawsuits now pending in the United States District Court fo r the District of Maryland. The lawsuits were purportedly filed on behalf of people who purc hased, owned and/or redeemed shares of Federated-sponsored mutual funds during specif ied periods beginning November 1, 1998. The suits are generally similar in alleging that Fe derated engaged in illegal and improper trading practices including market timing and late trad ing in concert with certain institutional trade rs, which allegedly caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly after Federated's first public announcement that it had received requests for information on shareholder trading activities in the Funds from the SEC, the Office of the New
York State Attorney General ("NYAG"), and other
 authorities. In that regard, on November 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG
with respect to those matters. Specifically, the S
EC and NYAG settled proceedings against three
Federated subsidiaries involving undisclosed market timing arrangements and late trading. The
SEC made findings: that Federated Investment Manageme nt Company ("FIMC"), an SEC-registered investment adviser to various Funds, and F ederated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, violate d provisions of the Investment Advisers Act and Investment Company Act by approving, but not dis closing, three market timing arrangements, or the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or to the funds' board; and that Federated
Shareholder Services Company, formerly an SEC-regist ered transfer agent, failed to prevent a customer and a Federated employee from late trading i n violation of provisions of the Investment
Company Act. The NYAG found that such conduct violate d provisions of New York State law.
Federated entered into the settlements without admitti ng or denying the regulators' findings. As
Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72 million and, among other things, agreed that it would not serve as investment adviser to any
registered investment company unless (i) at least 75%
 of the fund's directors are independent of Federated, (ii) the chairman of each such fund is ind ependent of Federated, (iii) no action may be taken by the fund's board or any committee thereof un less approved by a majority of the independent trustees of the fund or committee, respec tively, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduciary duties an d for managing the process by which management fees charged to a fund are approved. The se ttlements are described in Federated's announcement which, along with previous press releases and related communications on those matters, is available in the "About Us" section of Fede rated's website at FederatedInvestors.com.
Federated and various Funds have also been named as def endants in several additional lawsuits, the majority of which are now pending in the United Sta tes District Court for the Western District of Pennsylvania, alleging, among other things, excessi ve advisory and Rule 12b-1 fees.
The board of the Funds has retained the law firm of Di ckstein Shapiro LLP to represent the Funds in these lawsuits. Federated and the Funds, and their respective counsel, are reviewing the allegations and intend to defend this litigation. Add itional lawsuits based upon similar allegations may be filed in the future. The potential impact of th ese lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future po tential similar suits is uncertain. Although we do not believe that these lawsuits will have a mat erial adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publ icity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.